================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  May 17, 2006

                                   ----------

                       Commission File Number: 333-130901

                                   ----------

                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

                                   ----------

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

                                   ----------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes [ ] No [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes [ ] No [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                                      INDEX
                                      -----

1. Minutes of General Regular and Special Shareholders' Meeting held on April 28, 2006.

2. Extract from the Register of Shareholders'Attendance from the General Regular and Special Shareholders' Meeting held on April 28, 2006.

                     MINUTES OF SHAREHOLDERS' MEETING No. 78
                     ---------------------------------------

In the City of Buenos Aires, on the twenty-eighth day of April, 2006, at 11:15 a.m., the shareholders of "BANCO MACRO BANSUD S.A." listed on pages 39/40 of the book "Deposit of Shares and Register of Attendance at Shareholders' Meetings" No. 3, held a General Regular and Special Shareholders' Meeting at the corporate place of business, Sarmiento 447. The said meeting was convened pursuant to the legal provisions in force and was attended by the Directors Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Fernando Andres Sansuste, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Carlos Enrique Videla and Jorge Pablo Brito; the Regular Statutory Auditors , Messrs. Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner, and Mr. Carlos Marcelo Szpunar, on behalf of the Auditor, Pistrelli, Henry Martin y Asociados S.R.L. Mr. Alberto Jorge Traversa (accountant) attended on behalf of the Buenos Aires Stock Exchange. Nobody attended on behalf of the Comision Nacional de Valores (Argentina Securities Commission).

The President, Mr. Jorge Horacio Brito, noted that the statutory quorum was present, and called the Meeting to order, with the presence of fifteen shareholders, five of them on their own and ten by proxy, holding 524,978,163 book-entry shares, of which 10,204,066 are Class "A", entitled to 5 votes each, and 514,774,097 are Class "B", entitled to 1 vote each, all of them AR$ 1.- each, representing a capital stock of AR$524,978,163.- (76.76% of the capital stock) and 565,794,427 votes. The Shareholders' Meeting was convened through notices in the Official Gazette and in the newspaper El Cronista, so as to discuss the following:

                                     AGENDA
                                     ------

     1) Appointment of two shareholders to sign the minutes of the Shareholders' Meeting.

     2) Discussion of documents prescribed by section 234, subparagraph 1 of Law 19,550, for the fiscal year ended December 31, 2005.

     3) Approval of the performance of the Board of Directors and of the actions taken by the Supervisory Committee.

     4) Discussion of the distribution of cash dividends, subject to the authorization of the Central Bank of the Republic of Argentina.

     5)   Allocation of the Retained Earnings for the fiscal year 2005.

     6) Discussion of the remuneration of the Board of Directors for the fiscal year ended December 31, 2005, in the amount of AR$ 12,163,714.93, exceeding by AR$1,046,835.28 the five percent (5%)
          limit of the profits increased pursuant to section 261 of Law No. 19,550 and the Rules of the Argentina Securities Commission, according to the amount proposed for the distribution of dividends.

     7)   Discussion of the remuneration of the Supervisory Committee.

     8) Discussion of the remuneration of the Auditor for the fiscal year ended December 31, 2005.

     9) Determination of the number and election of Regular and Alternate Directors, pursuant to section 14 of the corporate bylaws.

     10) Determination of the number of, and election of the regular and alternate members of the Supervisory Committee, for one fiscal year.

     11) Appointment of the Auditor for the fiscal year to be ended December 31, 2006.

     12) Determination of the budget of the Audit Committee. Delegation to the Board of Directors.

     13)  Amendment to Section 1 of the corporate bylaws.

     14) Granting of powers to procure consent to the amendment to the bylaws and its registration.

Afterwards, the items of the Agenda were discussed. The outcome of the discussions was as follows:

ITEM No. 1: By unanimous eligible votes, with a majority of 565,793,927 votes
----------
for and the abstention of 500 votes, the shareholder Mr. Delfin Jorge Ezequiel Carballo and Mr. Fernando Ledesma Padilla, on behalf of The Bank of New York were appointed to sign the Minutes of the Shareholders' Meeting

ITEM No. 2: Mr. Jorge H. Brito proposed taking the documents as read since they
----------
were known to the shareholders because such documents had been made available to them prior to the Shareholders' Meeting and had been published in the Official Gazette on March 27 and 30, 2006. In view of his statements, Mr. Brito requested the approval of such documents, and his motion was approved by unanimous eligible votes, with a majority of 565,744,427 votes for and the abstention of 50,000 votes. The transcription of the documents approved was omitted, as they are included in the relevant certified and sealed books.

ITEM No. 3: By unanimous eligible votes, with a majority of 565,789,427 votes
----------
for and the abstention of 50,000 votes, with the due abstention in each case of the shareholders who are members of the Board of Directors as regards their own performance, the performance of the Board of Directors and the actions taken by the Supervisory Committee as of the date hereof were approved.

ITEM No. 4: Mr. Brito noted that, under Communication A 4152 of June 2, 2004,
----------
the Central Bank of the Republic of Argentina (B.C.R.A.) ruled out a general suspension regarding the distribution of profits directed by the B.C.R.A. through Communication A 3574, without prejudice to requiring the prior authorization of the Superintendence of Financial and Exchange Entities. Therefore, the Board of Directors proposed distributing cash dividends in the amount of AR$ 68,394,344, (10% of the capital stock in the amount of AR$ 683,943,437, the last increase of which is pending registration), and simultaneously applying to the B.C.R.A. for the required authorization. Likewise, during the current month a notice that the said authorization had been granted was received from the Superintendence of Financial and Exchange Entities, and therefore a motion was made to distribute to the shareholders as cash dividends the amount of AR$ 68,394,344, for the retained earnings as of December 31, 2005. The said distribution is subject to the withholding set forth in the Section added after Section 69 of the Income Tax Law, in the amount of 35% on the portion of dividends that may exceed the income determined on the basis of the application of the general provisions of the said law, which pursuant to the calculation method laid down in the said section is imposed in the amount of AR$ 9,952,100.99.

By unanimity of votes present, with 565,794,427 votes for, a resolution was adopted to distribute to the shareholders as cash dividends the amount of AR$ 68,394,344, (10% of the capital stock in the amount of AR$ 683,943,437, the last increase of which is pending registration), for the retained earnings as of December 31, 2005.

The Board of Directors was authorized to make available to the Shareholders, pro rata to their share holdings, the cash dividend approved at the meeting, within 30 calendar days, as prescribed by the current law.

The shareholders Maxima AFJP, Origenes AFJP, Arauca Bit AFJP and Previsol AFJP, requested that an entry be made on the minutes of their disagreement regarding the withholding set forth in the Section added after Section 69 of the Income Tax Law. The reason for this was, as it had already been concluded both by the Technical and Legal Division of the Central Regional Department of the Federal Administration of Public Revenues, that the said withholding does not apply because the beneficiary of the dividends is a Pension and Retirement Fund.

ITEM No. 5: By a majority of 565,788,427 votes for and 6,000 votes against, the
----------
following allocation of the retained earnings for the 2005 fiscal year was approved:

     a)   The amount of AR$ 52,543.469.50 to the Statutory Reserve;

     b) The amount of AR$ 68,394,344.- to Cash Dividends, pursuant to the approval under item No. 4 above;

     c)   The amount of AR$ 509,667,335.98 to a New Fiscal Year.

ITEM No. 6: In compliance with the provisions of Section 6, subparagraph a),
----------
Chapter III, of the Rules of the Comision Nacional de Valores, Mr. Jorge H. Brito noted that the fees allocated to the Board of Directors are proper taking into account their responsibilities, the time devoted to their duties, their professional qualifications and reputation and the value of their services in the market and further said that the said fees apply because of the technical and administrative duties performed on an exclusive and permanent manner in the fiscal year ended December 31, 2005. By a majority of 565,732,427 votes for, the abstention of 56,000 votes and 6.000 votes against, the fees of the Board of Directors for the fiscal year ended December 31, 2005, in the amount of AR$ 12,163,714.93, exceeding by AR$ 1,046,835.28 the five percent (5%) limit of the profits increased pursuant to section 261 of the Law No. 19,550 and the Rules of the Comision Nacional de Valores were approved, in view of the proposed amount of distribution of dividends.

A resolution was made to delegate to the Board of Directors the allocation to each one of the directors of the fees approved in the foregoing paragraph.

ITEM No. 7: By a majority of 561,674,427 votes for, the abstention of 3,224,000
----------
votes and 896,000 votes against, the fees for the Supervisory Committee in the amount of AR$ 220,200.-, which is charged to the result of the fiscal year as of December 31, 2005 were approved.

ITEM No. 8: By a majority of 564,848,427 votes for, the abstention of 50,000
----------
votes and 896,000 votes against, a resolution was made to approve the remuneration of the Auditor, in the amount of AR$ 844,746, paid for his work related to the audit of the financial statements for the fiscal year ended December 31, 2005.

ITEM No. 9: The number of regular directors was fixed at ten, and the number of
----------
alternate directors, at three. Mr. Jorge H. Brito nominated the following regular directors: Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Fernando Andres Sansuste, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Carlos Enrique Videla, Jorge Pablo Brito, Alejandro Macfarlane and Guillermo Eduardo Stanley, and the following alternate directors: Messrs. Mario Eduardo Bartolome, Ernesto Eduardo Medina and Hugo Raul Garnero, and noted that Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Fernando Andres Sansuste, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Jorge Pablo Brito, Mario Eduardo Bartolome and Ernesto Eduardo Medina are non-independent directors and that Messrs. Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Hugo Raul Garnero are independent directors.

Likewise, pursuant to the provisions of Section 14 of the corporate bylaws, with the number of regular directors having been fixed at ten at this Shareholders' Meeting and with this Shareholders' Meeting being the first one to elect directors following the registration of the amendment to the said Section 14 of the corporate bylaws, Mr. Brito noted that it is necessary to determine among the elected directors who shall serve for periods of three fiscal years, two fiscal years and one fiscal year. Therefore, he made a motion that Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo and Jorge Pablo Brito hold office for three fiscal years; that Messrs. Juan Pablo Brito Devoto, Roberto Julio Eilbaum and Luis Carlos Cerolini hold office for two fiscal years, and Messrs. Fernando Andres Sansuste, Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley hold office for one fiscal year, and further noted that the alternate directors, by virtue of the number prescribed by the said Shareholders' Meeting, must hold office for three fiscal years.

By a majority of 564.843.427 votes for, the abstention of 55,000 votes and 896,000 votes against, the following regular directors were appointed: Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo and Jorge Pablo Brito, to hold office for three fiscal years; Messrs. Juan Pablo Brito Devoto, Roberto Julio Eilbaum and Luis Carlos Cerolini, to hold office for two fiscal years; Messrs. Fernando Andres Sansuste, Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley, to hold office for one fiscal year. Messrs. Mario Eduardo Bartolome, Ernesto Eduardo Medina and Hugo Raul Garnero were appointed alternate directors, to hold office for three fiscal years, and it was recorded that any of the alternate directors should substitute for any of the regular directors in case of absence or vacancy.

ITEM No. 10: The number of regular members and of alternate members of the
-----------
Supervisory Committee was fixed at three. Mr. Jorge H. Brito nominated the following persons as regular members of the Supervisory Committee: Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner; and as alternate members, Messrs. Alejandro Almarza, Horacio Della Roca and Alejandro Carlos Piazza. Mr. Jorge H. Brito noted that as prescribed by the rules of the Comision Nacional de Valores, he made record of the independent capacity of Messrs. Szekely, Maidana, Aner, Almarza, Della Rocca and Piazza. Furthermore, he made record that the said persons do not serve and shall not be nominated to serve as auditors of this company; that the regular and alternate members of the Supervisory Committee have or are members of firms that keep a professional relationship with this company or with companies controlled by or related to this company and are paid fees by this company or by the companies controlled by or related to this company, besides those fees received for serving as such.

By a majority of 564,848,427 votes for, the abstention of 50,000 votes and 896,000 votes against, Messrs. Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner were appointed regular members of the Supervisory Committee, and Messrs. Alejandro Almarza, Horacio Della Rocca and Alejandro Carlos Piazza were appointed alternate members.

ITEM No. 11: By a majority of 564,898,427 votes for and 896,000 votes against,
-----------
Mr. Norberto Marcelo Nacuzzi (Accountant) was appointed Auditor and Mr. Eduardo Cesar Coduri (Accountant) was appointed Alternate Auditor for the fiscal year ending December 31, 2006. Both of them are partners of the firm of auditors Pistrelli, Henry Martin y Asociados S.R.L.

Pursuant to directives of the professional accounting rules in force, especially Pronouncement No. 7, of the Argentine Federation of Professional Councils of Economic Science, and by the pertinent rules of the Comision Nacional de Valores, the appointed external auditors' capacity as independent professionals was recorded. Likewise, it was recorded that all of the rules of the Comision Nacional de Valores related to the appointment of the auditors have been met.

ITEM No. 12: By unanimous eligible votes, with a majority of 565,784,427 votes
-----------
for and the abstention of 10,000 votes, a resolution was adopted to delegate to the Board of Directors the determination of the Audit Committee's budget.

ITEM No. 13: So as to reinstate the original name of the company and simplify
-----------
business in all the regions of the country under the same one-word name, by unanimous eligible votes, with a majority of 565,732,427 votes for and the abstention of 62,000 votes, the change in the corporate name to Banco Macro S.A. and the amendment to Section 1 of the corporate bylaws, to read as follows, were approved:

SECTION 1: Banco Macro Bansud S.A., the surviving entity of Banco Bansud S.A., which is, in turn, the surviving entity of Banco del Sud Sociedad Anonima, continues carrying on businesses under the name of BANCO MACRO S.A., with principal place of business in the City of Buenos Aires. The Bank may establish branches, affiliates, of any kind or nature whatsoever, representations or correspondent offices, either within or without the country, whether or not assigning to them a specified capital amount, in accordance with applicable legal and banking rules in effect.

ITEM No. 14: By unanimous eligible votes, with a majority of 565,732,427 votes
-----------
for and the abstention of 62,000 votes, a resolution was adopted to empower the Board of Directors to accept any possible amendments to the resolutions adopted at this meeting, regarding the actions to obtain consent and proceed with registration of the amendment to the bylaws, which may arise from any objections made by the control authority and to propose others, accordingly, and a special power-of-attorney was granted to Luis Carlos Cerolini, Alejandro Senillosa, Josefina Sansuste, Ana Cristina Rodriguez, Hugo Nicolas Luis Bruzone, Mariano Juarez Goni and Juan Pablo Bove, so that acting jointly, individually or alternately, they may take any action required for the approval and registration of the amendment to the bylaws, before any relevant agency, being empowered to accept or appeal any possible objections, and sign any necessary public or private instruments, including the authority to sign any notices and to withdraw any documents.

There being no further matters to be dealt with, the meeting was adjourned at 11:45 a.m.

In compliance with the provisions of Chapter VII, section 23, subparagraph d), of the Rules of the Comision Nacional de Valores, there follows a list of the votes of The Bank of New York, depository of the ADRs, for each item:

    Item         BNY for          BNY against        BNY abstentions
-----------   -------------     --------------    --------------------
      1        119,375,500            ---                  500
      2        119,326,000            ---                50,000
      3        119,371,000            ---                 5,000
      4        119,376,000            ---                  ---
      5        119,370,000           6,000                 ---
      6        119,314,000           6,000               56,000
      7        115,256,000          896,000             3,224,000
      8        118,430,000          896,000              50,000
      9        118,425,000          896,000              55,000
      10       118,430,000          896,000              50,000
      11       118,480,000          896,000                ---
      12       119,366,000            ---                10,000
      13       119,314,000            ---                62,000
      14       119,314,000            ---                62,000

Signed.: Jorge Horacio Brito (President), Ladislao Szekely (Statutory Auditor), Santiago Marcelo Maidana (Statutory Auditor), Herman Fernando Aner (Statutory Auditor), Carlos M. Szpunar (on behalf of Pistrelli, Henry Martin y Asociados S.R.L. - Auditor), Delfin Jorge Ezequiel Carballo (Shareholder), Fernando Ledesma Padilla (on behalf of The Bank of New York).

              EXTRACT FROM THE REGISTER OF SHAREHOLDERS' ATTENDANCE

CORPORATE NAME: BANCO MACRO BANSUD S.A.
General Regular and Special Shareholders' Meeting held on April 28, 2006
                                                                      Page 39/40

                                                                                                           NUMBER OF SHARES
                                                                                                        -----------------------
ORDER NO.    DATE   SHAREHOLDER                                    REPRESENTATIVE                        CLASS A       CLASS B
---------   ------  ---------------------------------------------  -----------------------------------  ---------   ------------
                    Brito, Jorge Horacio
                    DNI 10.550.549
   1        24-4    Sarmiento 735, 5th floor, Bs.As. (Special)                                          4,110,747   119,033,732

                    Carballo, Delfin Jorge Ezequiel
                    DNI 10.788.109
   2        24-4    Sarmiento 447, 7th floor, Bs.As.(Special)                                           3,795,903   105,109,461

                    Sansuste, Fernando Andres
                    DNI 10.140.776
   3        24-4    Sarmiento 447, 7th floor, Bs.As.(Special)                                           2,015,826    47,553,355

                    Brito Devoto, Juan Pablo
                    DNI 13.765.210
   4        24-4    Sarmiento 447, 7th floor, Bs.As.(Special)                                             281,590     8,410,396

                    Banco Rio de la Plata S.A.                     Ledesma Padilla, Fernando
                    Bartolome Mitre 480, Bs.As.(Legal)             (Special) DNI 18.255.086
                    Federal Trial Record Court for Commercial      Bartolome Mitre 480, Bs.As.
                    Matters, 05-14-68, No. 1215, p. 64, Book       (Special) Juarez Goni, Mariano
                    66, Volume A of National Bylaws                (Special) DNI 23.222.562
                    Acting as custodian under the ADR's            B(degree)Sta. Barbara L 3, Pacheco,
                    program of Banco Macro Bansud S.A. on          Province of Bs. As. (de facto)
                    behalf of The Bank of New York (with place
                    of business at One Wall St., New York 10286
                    USA, chartered as a bank in 1784 in the
                    State of New York, USA, and No. Of
                    registration with FDIC 00639), which in
                    turn acts as Depository solely in the name
                    and on behalf of the investors in the                                                           119,376,000
   5        24-4    ADR's Program.

                    Origenes AFJP SA Fondo Negociable              Perret, Maria Emilia (Special)
                    Paseo Colon 357, 3rd floor, Bs. As.(Legal)     DNI 27.188.397
                    I.G.J., Bs. As. 02- 24-94, No.1591, Book 114,  Suipacha 1111, 18th floor,
   6        24-4    Volume A of Stock Companies                    Bs. As.. (Special)                                19,000,000


                                                                                                                        NUMBER OF
ORDER NO.    DATE   SHAREHOLDER                                    REPRESENTATIVE                        CAPITAL $       VOTES
---------   ------  ---------------------------------------------  -----------------------------------  -----------   -------------
                    Brito, Jorge Horacio
                    DNI 10.550.549
   1        24-4    Sarmiento 735, 5th floor, Bs.As. (Special)                                          123,144,479     139,587,467

                    Carballo, Delfin Jorge Ezequiel
                    DNI 10.788.109
   2        24-4    Sarmiento 447, 7th floor, Bs.As.(Special)                                           108,905,364     124,088,976

                    Sansuste, Fernando Andres
                    DNI 10.140.776
   3        24-4    Sarmiento 447, 7th floor, Bs.As.(Special)                                            49,569,181      57,632,485

                    Brito Devoto, Juan Pablo
                    DNI 13.765.210
   4        24-4    Sarmiento 447, 7th floor, Bs.As.(Special)                                             8,691,986       9,818,346

                    Banco Rio de la Plata S.A.                     Ledesma Padilla, Fernando
                    Bartolome Mitre 480, Bs.As.(Legal)             (Special) DNI 18.255.086
                    Federal Trial Record Court for Commercial      Bartolome Mitre 480, Bs.As.
                    Matters, 05-14-68, No. 1215, p. 64, Book       (Special) Juarez Goni, Mariano
                    66, Volume A of National Bylaws                (Special) DNI 23.222.562
                    Acting as custodian under the ADR's            B(degree)Sta. Barbara L 3, Pacheco,
                    program of Banco Macro Bansud S.A. on          Province of Bs. As. (de facto)
                    behalf of The Bank of New York (with place
                    of business at One Wall St., New York 10286
                    USA, chartered as a bank in 1784 in the
                    State of New York, USA, and No. Of
                    registration with FDIC 00639), which in
                    turn acts as Depository solely in the name
                    and on behalf of the investors in the                                               119,376,000     119,376,000
   5        24-4    ADR's Program.

                    Origenes AFJP SA Fondo Negociable              Perret, Maria Emilia (Special)
                    Paseo Colon 357, 3rd floor, Bs. As.(Legal)     DNI 27.188.397
                    I.G.J., Bs. As. 02- 24-94, No.1591, Book 114,  Suipacha 1111, 18th floor,
   6        24-4    Volume A of Stock Companies                    Bs. As.. (Special)                    19,000,000      19,000,000


              EXTRACT FROM THE REGISTER OF SHAREHOLDERS' ATTENDANCE

CORPORATE NAME: BANCO MACRO BANSUD S.A.
General Regular and Special Shareholders' Meeting held on April 28, 2006
                                                                      Page 39/40

                    Maxima SA AFJP Fondo de Jubilaciones y         Chialva, Nicolas Leandro (Special)
                    Pensiones Tucuman 671, PB,                     DNI 25.442.576
                    Bs.As.(Legal) I.G.J., Bs.As.,                  Avda. de Mayo 701, 20th floor,
                    02-16-94, No. 1291, Book 114,                  Bs. As.(Special)
   7        24-4    Volume A of Stock Companies                                                                      16,288,369

                    Met AFJP S.A. Fondo Negociable                 Hejeij, Christian Marcelo (Special)
                    Tte. Gral. Peron 646,                          DNI 21.851.919
                    6th floor, Bs.As.(Legal)                       Peron 646, 6th floor, Bs.As.(Special)
                    I.G.J., Bs.As., 01-03-01,
                    No. 203, Book 13, of
   8        24-4    Joint Stock Company                                                                              23,132,468

                    Consolidar Fondo                               Naveiro, Marcelo Jose (Special)
                    Avda. Independencia 169, 5th floor,            DNI 23.804.367
                    Bs.As. (Legal)                                 Independencia 169, Bs.As.(Special)
                    I.G.J., Bs.As., 02-09-94,
                    No. 1081, Book 114,
   9        24-4    Volume A of Stock Companies                                                                      25,026,464

                    Nacion AFJP Cta. Fdo. Tit. Negociable          Cortinez, Pablo Alejandro (Special)
                    San Martin 913, Bs.As. (Legal)                 DNI 20.130.042
                    I.G.J., Bs.As., 02-01-94, No. 846,             San Martin 903, Bs.As. (Special)
                    Book. 114,
   10       24-4    Volume A of Stock Companies                                                                      17,838,331

                    Nacion AFJP Cta. Encaje Tit. Negociable        Cortinez, Pablo Alejandro (Special)
                    San Martin 913, Bs.As. (Legal)                 DNI 20.130.042
                    I.G.J., Bs.As., 02-01-94, No. 846, Book 114,   San Martin 903, Bs. As.  (Special)
   11       24-4    Volume A of Stock Companies                                                                         163,240

                    Arauca Bit A.F.J.P. S.A. Fondo                 Padovan, Maria Rosa (Special)
                    Avda. Leandro N. Alem 1050,                    DNI 21.003.659
                    11th floor, Bs.As. (Legal)                     Alem 1050, 11th floor, Bs. As.
                    I.G.J., Bs.As., 02-1194, No. 1134, Book 114,   (Special)
   12       24-4    Volume A of Stock Companies.                                                                     10,815,057

                    Arauca Bit A.F.J.P. S.A. Encaje                Padovan, Maria Rosa (Special)
                    Avda. Leandro N. Alem 1050,                    DNI 21.003.659
                    11th floor, Bs.As. (Legal)                     Alem 1050, 11th floor, Bs.As.
                    I.G.J., Bs.As., 02-11-94,                      (Special)
                    No. 1134, Book 114,
   13       24-4    Volume A of Stock Companies.                                                                         76,936

                    Maxima SA AFJP Fondo de Jubilaciones y         Chialva, Nicolas Leandro (Special)
                    Pensiones Tucuman 671, PB,                     DNI 25.442.576
                    Bs.As.(Legal) I.G.J., Bs.As.,                  Avda. de Mayo 701, 20th floor,
                    02-16-94, No. 1291, Book 114,                  Bs. As.(Special)
   7        24-4    Volume A of Stock Companies                                                            16,288,369   16,288,369

                    Met AFJP S.A. Fondo Negociable                 Hejeij, Christian Marcelo (Special)
                    Tte. Gral. Peron 646,                          DNI 21.851.919
                    6th floor, Bs.As.(Legal)                       Peron 646, 6th floor, Bs.As.(Special)
                    I.G.J., Bs.As., 01-03-01,
                    No. 203, Book 13, of
   8        24-4    Joint Stock Company                                                                    23,132,468   23,132,468

                    Consolidar Fondo                               Naveiro, Marcelo Jose (Special)
                    Avda. Independencia 169, 5th floor,            DNI 23.804.367
                    Bs.As. (Legal)                                 Independencia 169, Bs.As.(Special)
                    I.G.J., Bs.As., 02-09-94,
                    No. 1081, Book 114,
   9        24-4    Volume A of Stock Companies                                                            25,026,464   25,026,464

                    Nacion AFJP Cta. Fdo. Tit. Negociable          Cortinez, Pablo Alejandro (Special)
                    San Martin 913, Bs.As. (Legal)                 DNI 20.130.042
                    I.G.J., Bs.As., 02-01-94, No. 846,             San Martin 903, Bs.As. (Special)
                    Book. 114,
   10       24-4    Volume A of Stock Companies                                                            17,838,331   17,838,331

                    Nacion AFJP Cta. Encaje Tit. Negociable        Cortinez, Pablo Alejandro (Special)
                    San Martin 913, Bs.As. (Legal)                 DNI 20.130.042
                    I.G.J., Bs.As., 02-01-94, No. 846, Book 114,   San Martin 903, Bs. As.  (Special)
   11       24-4    Volume A of Stock Companies                                                               163,240      163,240

                    Arauca Bit A.F.J.P. S.A. Fondo                 Padovan, Maria Rosa (Special)
                    Avda. Leandro N. Alem 1050,                    DNI 21.003.659
                    11th floor, Bs.As. (Legal)                     Alem 1050, 11th floor, Bs. As.
                    I.G.J., Bs.As., 02-1194, No. 1134, Book 114,   (Special)
   12       24-4    Volume A of Stock Companies.                                                           10,815,057   10,815,057

                    Arauca Bit A.F.J.P. S.A. Encaje                Padovan, Maria Rosa (Special)
                    Avda. Leandro N. Alem 1050,                    DNI 21.003.659
                    11th floor, Bs.As. (Legal)                     Alem 1050, 11th floor, Bs.As.
                    I.G.J., Bs.As., 02-11-94,                      (Special)
                    No. 1134, Book 114,
   13       24-4    Volume A of Stock Companies.                                                               76,936       76,936

              EXTRACT FROM THE REGISTER OF SHAREHOLDERS' ATTENDANCE

CORPORATE NAME: BANCO MACRO BANSUD S.A.
General Regular and Special Shareholders' Meeting held on April 28, 2006
                                                                      Page 39/40

                    Previsol AFJP Fondo Titulos Negociables        Akris, Guillermo Mario (Special)
                    Alsina 633, Bs. As. (Legal)                    CI 9.710.103
                    I.G.J., Bs. As., 02-25-94, No. 1633,           Alsina 633, 2nd floor,
   14       24-4    Book 114, Volume A of Stock Companies          Bs. As. (Special)                                  2,949,288

                    Varela, Elba Beatriz
                    DNI 5.112.995
   15       24-4    Av. San Juan 535, Bs. As. (Special)                                                                   1,000

                    Gracey, Carlos Alberto and/or
                    Arias, Carlos Aurelio Ramon
                    Paraguay 749, 4(degree)14, Bs. As.
   16       24-4    (Absent)                                                                                             22,000

                    Mellon Bank NA Omnibus
                    Santilli Highway 135, Everet Ma, USA
   17       24-4    (Absent)                                                                                            366,765

                    Mellon Bank NA Int BK Reconstr
                    Santilli Highway 135, Everett, USA
   18       24-4    (Absent)                                                                                             17,053

                    BBH Cust. For Presid Fellows of Harv
                    40 Water Str., Boston, Ma, USA
   19       24-4    (Absent)                                                                                             71,975

                    The Northern Trust Co (A.V.F.C.)
                    50sth Lasalle Str., Illin., Chicago, USA
   20       24-4    (Absent)                                                                                          1,162,672
                                                                                                       ----------   -----------
                                                                                                       10,204,066   516,414,562
                                                                                                       ==========   ===========

                    Previsol AFJP Fondo Titulos Negociables        Akris, Guillermo Mario (Special)
                    Alsina 633, Bs. As. (Legal)                    CI 9.710.103
                    I.G.J., Bs. As., 02-25-94, No. 1633,           Alsina 633, 2nd floor,
   14       24-4    Book 114, Volume A of Stock Companies          Bs. As. (Special)                        2,949,288      2,949,288

                    Varela, Elba Beatriz
                    DNI 5.112.995
   15       24-4    Av. San Juan 535, Bs. As. (Special)                                                         1,000          1,000

                    Gracey, Carlos Alberto and/or
                    Arias, Carlos Aurelio Ramon
                    Paraguay 749, 4(degree)14, Bs. As.
   16       24-4    (Absent)                                                                                   22,000         22,000

                    Mellon Bank NA Omnibus
                    Santilli Highway 135, Everet Ma, USA
   17       24-4    (Absent)                                                                                  366,765        366,765

                    Mellon Bank NA Int BK Reconstr
                    Santilli Highway 135, Everett, USA
   18       24-4    (Absent)                                                                                   17,053         17,053

                    BBH Cust. For Presid Fellows of Harv
                    40 Water Str., Boston, Ma, USA
   19       24-4    (Absent)                                                                                   71,975         71,975

                    The Northern Trust Co (A.V.F.C.)
                    50sth Lasalle Str., Illin., Chicago, USA
   20       24-4    (Absent)                                                                                1,162,672      1,162,672
                                                                                                          -----------   ------------
                                                                                                          526,618,628    567,434,892
                                                                                                          ===========   ============

This register was closed on this date, with the registration of twenty shareholders, holding 526,618,628 book-entry shares, AR$ 1.- par value each, of which 10,204,066 are Class "A" shares, entitling to 5 votes each, and 516,414,562 are Class "B", entitling to 1 vote each, which represent a capital stock of AR$526,618,628.- (77% of the capital stock) and 567,434,892 votes (77.85% of votes).

                                                    Buenos Aires, April 24, 2006

Signed: Jorge Horacio Brito                            Signed.: Ladislao Szekely
           President                                        on behalf of the
                                                         Supervisory Committee

At 11:15 a.m., upon registration of twenty shareholders, the Meeting was called to order with the presence of 15 shareholders, 5 on their own and 10 by proxy, holding 524,978,163 book-entry shares, AR$ 1.- par value each, of which 10,204,066 are Class "A", entitling to 5 votes each, and 514,774,097 are Class "B", entitling to 1 vote each, which represent a capital stock of AR$ 524,978,163.- (76.76% of the capital stock) and 565,794,427 votes (77.62% of the votes).

Signed.: Jorge H. Brito     Signed.: Ladislao Szekely          Signed.: Santiago M. Maidana
           President                  Statutory                           Statutory
                                       Auditor                             Auditor

Signed.: Herman F. Aner     Signed.: D.J. Ezequiel Carballo    Signed.: Fernando Ledesma Padilla
            Statutory                      Shareholder                  on behalf of
             Auditor                                                 The Bank of New York

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 17, 2006
                                                  MACRO BANSUD BANK INC.


                                                  By:    /s/ Luis Cerolini
                                                         -----------------------
                                                  Name:  Luis Cerolini
                                                  Title: Attorney-in-fact